UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒   Form 40-F ☐

On May 4, 2023, the Company received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department notifying the Company that it is not currently in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(1)(A) requires listed companies to maintain stockholders’ equity of at least $10,000,000, and the Company’s stockholders’ equity was $7,833,305 as of December 31, 2022. In accordance with Nasdaq rules, the Company has 45 calendar days, or until June 20, 2023, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter, or until October 31, 2023, to evidence compliance. If Nasdaq does not accept the Company’s compliance plan, the Company may appeal the decision to a Hearing’s Panel. Alternatively, the Company may consider applying to transfer the Class A Ordinary Shares to The Nasdaq Capital Market. The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s Class A Ordinary Shares, and its Class A Ordinary Shares will continue to trade on The Nasdaq Global Market under the symbol “APM” at this time.

On May 5, 2023, the Company issued a press release regarding the deficiency. A copy of the press release is attached hereto as Exhibit 99.1.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: May 5, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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